NEWS RELEASE

April 3, 2017

Nevsun Announces Q1 2017 Financial Results Release Date

Nevsun Resources Ltd. (TSX: NSU) (NYSE MKT: NSU) plans to release its first quarter 2017 financial and operating results on Thursday, April 27, 2017, after close of trading, with a conference call to follow on Friday, April 28, 2017, at 8AM Vancouver / 11AM Toronto, New York / 4PM London.

Conference call details are as follows:

North America: 1 888-390-0546 / +1 416-764-8688 / +1 778-383-7413 UK: 0800 652 2435 (toll free) Other International: +1 416-764-8688 / +1 778-383-7413

The conference call will be available for replay until May 5, 2017, by calling 1 888-390-0541 / +1 416-764-8677 and entering passcode 866548 #.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone in Serbia and 60% owner of the high-grade copper-zinc Bisha Mine in Eritrea. Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing the Timok project to production.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, contact: Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: ir@nevsun.com Website: www.nevsun.com